UNITED STATES
SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): **August 12, 2009**

<u>Timberline Resources Corporation</u>

(Exact name of registrant as specified in its charter)

Delaware	**001-34055**	**82-0291227**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

101 East Lakeside Avenue, Coeur d'Alene, ID	**83814**
(Address of principal executive offices)	(Zip Code)

Registrants' telephone number: **(208) 664-4859**

n/a
(Former Name or Former Address if Changed
Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act   (17 CFR 240.14d-2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 – Results of Operations and Financial Condition.

On August 12, 2009, Timberline Resources Corporation announced consolidated financial results for its third quarter of fiscal year 2009 and nine months ended June 30, 2009.

The press release attached as Exhibit 99.1 hereto is incorporated by reference herein.

In accordance with General Instruction B.2 of Form 8-K, the information in this Item 2.02, including Exhibit 99.1, shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 5.02 – Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers: Compensatory Arrangements of Certain Officers.

On August 11, 2009, John Swallow notified the company that he is resigning effective September 15, 2009 from his positions as Executive Chairman of the Board of Directors and Director of Timberline Resources Corporation.

Item 7.01 – Regulation FD

On August 12, 2009, the Registrant issued a press release providing its financial results for the quarter ended June 30, 2009. A copy of the press release is attached to this report as Exhibit 99.1. In accordance with General Instruction B.2 of Form 8-K, the information set forth herein and in the press release is deemed to be "furnished" and shall not be deemed to be "filed" for purposes of the Securities Exchange Act of 1934, as amended. The information set forth in Item 7.01 of this report shall not be deemed an admission as to the materiality of any information in this report on Form 8-K that is required to be disclosed solely to satisfy the requirements of Regulation FD.

Item 9.01 – Financial Statements and Exhibits.

   (d) Exhibits

Exhibit No.   Description
99.1   Press Release, August 12, 2009*

*The Exhibit relating to Items 2.02 and 7.01 is intended to be furnished to, not filed with, the SEC pursuant to Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Timberline Resources Corporation

Date: August 12, 2009

By: /s/ Randal L. Hardy

Randal L. Hardy
Chief Executive Officer, Chief Financial Officer and Director

Exhibit 99.1

PRESS RELEASE

Timberline Announces Third Quarter Financial Results, Consolidated Profit, Continued Drilling and Corporate Update

August 12, 2009 – Coeur d'Alene, Idaho – **Timberline Resources Corporation (NYSE Amex: TLR)** ("Timberline") today announced consolidated financial results for its third quarter of fiscal year 2009, which ended on June 30, 2009. On a consolidated basis, Timberline reported total revenues of $4.36-million and an after-tax net income of $0.24-million. Timberline's contract drilling subsidiaries, Timberline Drilling, Incorporated ("TDI") and World Wide Exploration, S.A. de C.V. ("WWE"), reported combined revenues of $4.36-million and a combined after-tax net income of $0.33-million for the quarter.

Timberline's corporate office and exploration division reported a net loss of $0.09-million for the quarter ended June 30, 2009, which included $0.06-million in non-cash charges, $0.06-million in exploration expenditures, $0.37 million in general and administrative costs, and $.12-million in interest expenses, offset by a one-time recovery of $0.52-million related to a negotiated agreement to exchange shares of the Company's common stock for previously accrued offering and acquisition costs related to the Company's proposed acquisition of Small Mine Development in 2008.

The costs related toTimberline's Butte Highlands Gold Project are being paid by the Company's joint venture partner. During the third quarter, Timberline continued its exploration and development planning and submitted an underground exploration permit to the State of Montana Department of Environmental Quality (DEQ). This planning included defining the requirements for all on-site facilities, water handling systems, security, and site disturbance calculations. The Company has made timely responses to all inquiries by the DEQ and expects to receive the permit before the end of this month.

Timberline CEO Randal Hardy commented, "It's very encouraging that our drilling subsidiaries have achieved profitable operations and positive cash flow in this difficult economic environment. The leaders of our teams, Martin Lanphere and John Dietel in the U.S. and Paul Elloway in Mexico, have done an outstanding job of realigning their operations and cutting costs while maintaining quality operations for our customers. We have a good team in place and are confident that their improvements will continue to provide positive results."

Mr. Hardy added, "In addition to the optimism surrounding our drilling subsidiaries, as part of our joint venture at the Butte Highlands Gold Project we continue exploration core drilling and reverse circulation water monitoring holes from the surface. The core drilling is being done by Timberline Drilling, our U.S. drilling subsidiary. Along with utilizing our own drilling subsidiary, the Butte Highlands Gold Project is an additional demonstration of the success of our business model as we have quickly advanced the property from acquisition to underground development and have a 50% carried to production interest in the project's operating joint venture. Our joint venture partner is poised to take over the operation and advance the underground ramp as soon as we receive the permit for those activities."

Timberline's Board of Directors has been notified by John Swallow of his intention to step down as Executive Chairman and a Director of the company effective September 15, 2009. Mr. Swallow has been an integral part of the development of Timberline's business model and will continue to provide input to company management on a consulting basis.

Mr. Swallow commented, "It has always been my intention to help build the company to a certain critical mass and step aside when the timing was right. Over the last four years, our team has evaluated and drill-tested a number of projects, acquired and advanced the Butte Highlands Gold Project to a position where we are carried to production in a joint venture, and acquired and grown two core drilling companies that are now, despite challenging economic conditions and industry dynamics, cash flow positive and expect over $15 million in revenue for fiscal 2009. I expect Butte Highlands to be permitted and handed off to the mine development guys shortly, and I remain excited about the pipeline of potential new projects and cash flow opportunities being evaluated by management. I have every confidence in Randy's and Paul's abilities and fully expect that they will continue our trend of making discoveries, advancing projects to production, and taking advantage of opportunities that generate cash flow. As a major shareholder and consultant, I will continue to be involved as I have a vested interest in the continued success of the company."

Timberline's Quarterly Report was filed with the SEC on Form 10-Q on August 12, 2009. It can be viewed in its entirety on the SEC website which can be accessed from the "Investors" page of the Timberline website at www.timberline-resources.com.

Timberline Resources Corporation has taken the complementary businesses of mining services and mineral exploration and combined them into a unique, forward-thinking investment vehicle that provides investors exposure to both the "picks and shovels" and "blue sky" aspects of the mining industry. Timberline has contract drilling subsidiaries in the western United States and Mexico and an exploration division focused on district-scale gold projects with the potential for near-term, low-cost development. The Company has formed a 50/50 joint venture with Highland Mining, LLC, an affiliate of Small Mine Development, LLC, at its Butte Highlands Gold Project which is scheduled for development in 2009. Timberline is listed on the NYSE Amex and trades under the symbol "TLR".

Contact Information:
John Swallow, Chairman
Phone: 208.664.4859